FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Reed, Karen (Last) (First) (Middle) c/o Coldwater Creek One Coldwater Creek Drive (Street) Sandpoint, ID 83864 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 04/18/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Coldwater Creek, Inc.
CWTR

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Senior Vice President of Marketing
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Common Stock (right to buy)	(1) / 11/30/2008	Common Stock / 37,500	$8.00	D
Common Stock (right to buy)	(2) / 3/4/2006	Common Stock / 35,277	$4.39	D
Explanation of Responses:

(1) On 11/30/98 the reporting person was granted an option to purchase 37,500 shares of common stock in a transaction exempt under Rule 16b-3(d). On each of 11/30/99, 11/30/00, 11/30/01 and 11/30/02, 7,500 shares became vested and exercisable. On 11/30/03, 7,500 shares will become vested and exercisable.

(2) On 3/4/96 the reporting person was granted an option to purchase 87,777 shares of common stock in a transaction exempt under Rule 16b-3(d). On each of 3/4/97, 3/4/98, 3/4/99 and 3/4/00, 21,944 shares became vested and exercisable. On 4/10/00, 1/2/01 and 7/23/02 the reporting person exercised the option to purchase and sell on the same day 45,000, 4,500 and 3,000 shares of comon stock, respectively.

By:	Date:
/s/ Karen Reed	04/21/2003

** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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